

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 2, 2008

By facsimile to (704) 895-1528 and U.S. Mail

Mr. Sun, Xin
Chairman and Chief Financial Officer
Universal Fog, Inc.
168 Binbei Street
Songbei District, Harbin City
Heilongjiang Province, People's Republic of China

Re: Universal Fog, Inc.
        Revised Preliminary Information Statement on Schedule 14C
        Filed May 15 and 19, 2008
        Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007,
        Amendments 1 and 2 to Annual Report on Form 10-KSB for the fiscal year ended
        December 31, 2007, and Quarterly Report on Form 10-Q for the quarter ended March 31,
        2008
        File No. 0-51060

Dear Mr. Sun:

We reviewed the filings and have the comments below.

<u>PreR14C</u>

Information Statement, General, page 4

1.   Refer to prior comment 9. The disclosure here and elsewhere, including the financial
        statements' notes, that the authorized capitalization of Universal Fog, Inc. or UFOG
        consists of 300,000,000 shares of common stock and 10,000,000 shares of preferred
        stock is inconsistent with the disclosure on page 5 and elsewhere, including the financial
        statements, that UFOG's authorized capitalization consists of 300,000,000 shares of
        common stock and 6,000,000 shares of preferred stock. Please reconcile the disclosures
        so that they are consistent throughout all documents. For example, refer to the

disclosures on pages 4, 5, and 37 of the revised preliminary information statement, the disclosures in the consolidated balance sheet and the financial statements' notes 2 and 7 of exhibit 99.1, the disclosure on page 7 of exhibit 99.3, and the disclosures on page 13 and in the consolidated balance sheet and the financial statements' notes 2 and 6 of exhibit 99.4. Note that this comment is applicable also to the 10-KSB, 10-KSB/A1, 10-KSB/A2, and the March 31, 2008 10-Q.

The Companies, page 7

2.   Refer to prior comment 19. Revise the first sentence to include the new address of UFOG's principal executive offices.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995, page 22

3.   Since UFOG is a penny stock issuer, UFOG is ineligible to rely on the safe harbor provision. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. Thus, delete the reference to the Private Securities Litigation Reform Act of 1995. Alternatively, make clear that UFOG is ineligible to rely on the safe harbor provision because it is a penny stock issuer.

Executive Compensation, page 31

4.   The disclosure of Mr. Sun, Yin's compensation for 2007 is inconsistent with the disclosures in exhibit 99.3 and under Item 10 in the 10-KSB, 10-KSB/A1, and 10-KSB/A2. Please reconcile the disclosures.

Exhibit 3.1, page 34

5.   The certificate of incorporation incorporated by reference provides that the total number of shares of stock which UFOG is authorized to issue is 100,000,000 shares of common stock. Based on disclosure in the amended March 31, 2005 10-QSB filed on June 22, 2006, it appears that UFOG's certificate of incorporation was amended on May 10, 2005 to increase its authorized capital to 310,000,000 shares, of which 300,000,000 are common shares and 10,000,000 are preferred shares. If true, file by amendment to the March 31, 2005 10-QSB the amendment to the certificate of incorporation as an exhibit. See Item 601(b)(3) of Regulation S-B. Alternatively, if UFOG has filed the amendment to the certificate of incorporation as an exhibit, UFOG may incorporate by reference the exhibit. See Rule 12b-32 under the Exchange Act.

Exhibit 99.1

Statements of Cash Flows, page 6

6.   We have reviewed your response and revisions to prior comment 13 and have the
        following comments:

   •   In our prior comment, we noted in your liquidity and capital resources section,
        you disclose that the increase in accounts payable was attributable to the purchase
        of new equipment and improvements and additions to facilities. We further note
        on page 19 that you continue to provide this disclosure. In consideration that you
        restated your statement of cash flows to exclude the non-cash portion of the
        purchase of pharmaceutical patents, please explain to us why your restatement
        does not also include the purchase of new equipment and improvements and
        additions to facilities contained in your accounts payable.

   •   In consideration of your revised statement of cash flows to exclude the non-cash
        portion of the purchase of pharmaceutical patents, expand your supplemental
        disclosures of cash flow information to disclose this non-cash item. Refer to
        paragraph 32 of SFAS 95.

   •   Expand your disclosures in Note 1 to present a table that shows the previous
        amounts in the line items affected, the change in the line items, and the restated
        amounts. Refer to paragraphs 25 and 26 of SFAS 154.

   •   Revise your liquidity and capital resources disclosures on page 19 to reflect your
        restated amounts. For example, we note you continue to disclose net cash from
        operations was $119,335 in 2007; after your restatement, however, your net cash
        used by operating activities is now $32,597.

        Please have your independent registered public accounting firm explain to us why its
        report does not include an explanatory paragraph regarding your restatement of the
        statements of cash flows. Refer to AU Section 508.

Exhibit 99.5

General

7.   Please include interim financial statements as of and through March 31, 2008 for China
        Health Industries Holdings Limited pursuant to Rule 3-12 of Regulation S-X. In

addition, expand your discussion of results of operations to discuss the nine months ended March 31, 2008 compared to the nine months ended March 31, 2007.

10-KSB, 10-KSB/A1, 10-KSB/A2

Item 13. Controls and Procedures, page 11; Item 13AT. Controls and Procedures, page 12

8.   Form 10-KSB specifies that disclosures relating to controls and procedures are provided under Items 8A and 8A(T) in Part II of the form. Please revise future filings to comply with the applicable form's requirements.

Scope of the Evaluation, page 11

9.   Refer to prior comment 16. As noted previously, we assume the phrase "for use in this quarterly report" rather than for use in this annual report is inadvertent. As requested previously, revise in future Form 10-K filings.

Item 15. Exhibits

10.   Refer to prior comment 17. The exhibit requirement of Item 13 in Part II of Form 10-KSB and the exhibit index requirement of Rule 102(d) of Regulation S-T are discrete or separate requirements. The disclosure under Item 13 in Part II of Form 10-KSB should precede the signature page of the form. The exhibit index required by Rule 102(d) of Regulation S-T should be placed immediately before the exhibits filed with a document and captioned as the exhibit index. As requested previously, revise in future filings.

Exhibit 2.4

11.   Since the agreement is not filed as an exhibit to the form, we assume that UFOG intends to incorporate by reference the exhibit. If true, material incorporated by reference must be identified clearly. Please confirm that UFOG is incorporating by reference the exhibit, and revise future filings to identify clearly the reference.

March 31, 2008 10-Q and Exhibit 99.4

Evaluation of Controls, page 14

12.   We assume the reference to "Form 10-QSB" rather than Form 10-Q is inadvertent. Revise in future 10-Q filings.

CEO/CFO/Principal Accountant Certification, page 15

13. We assume the reference to "annual" report rather than to quarterly report is inadvertent. Revise in future 10-Q filings.

Signatures

14. We assume the reference to Mr. Sun, Xin as "CEO" rather than "CFO" is inadvertent. As appropriate, revise in future filings.

Other

15. Refer to prior comment 19. Our EDGAR system does not reflect that UFOG has updated its records on the EDGAR system to include the new address of its principal executive offices. As requested previously, update UFOG's records on the EDGAR system to reflect the new address of its principal executive offices.

Closing

File a revised Pre14C in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14C, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision. Since UFOG and its management are in possession of all facts relating to the disclosure in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from UFOG in which UFOG acknowledges that:

- UFOG is responsible for the adequacy and accuracy of the disclosure in the filings.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

- UFOG may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that UFOG provides us in our review of the filings or in response to our comments on the filings.

You may direct questions on accounting comments to Ryan E. Rohn, Staff Accountant, at (202) 551-3739 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Harold H. Martin, Esq.
        Martin & Pritchett, P.A.
        17115 Kenton Drive, Suite 202A
        Cornelius, NC 28031